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                              June 20, 2023

       Joy Yi Hua
       Chief Executive Officer
       Acri Capital Acquisition Corp
       13284 Pond Springs Road, Suite 405
       Austin, Texas 78729

                                                        Re: Acri Capital
Acquisition Corp
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-41415

       Dear Joy Yi Hua:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. We note disclosures in your Definitive Proxy Statement filed on June 7, 2023 indicating that your sponsor has
significant ties to a non-U.S. person and the potential risks of your initial business
combination being subject to a review by the Committee on Foreign
                                                        Investment in the
United States. Please include corresponding disclosure in future periodic reports.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 with any questions.
 Joy Yi Hua
Acri Capital Acquisition Corp
June 20, 2023
Page 2



                                             Sincerely,
FirstName LastNameJoy Yi Hua
                                             Division of Corporation Finance
Comapany NameAcri Capital Acquisition Corp
                                             Office of Energy & Transportation
June 20, 2023 Page 2
cc:       Arila E. Zhou, Esq.
FirstName LastName